August 27, 2012

VIA EDGAR

Office of Registration and Reports

U. S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-0505

Re:	Cullen Funds Trust File numbers: 811-09871 and 333-33302

On behalf of Cullen Funds Trust (the “Trust”), enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”) are the following documents:

  A copy of the Rider to the Fidelity Bond, to reflect the addition of the Cullen Emerging Markets High Dividend Fund and the Cullen Value Fund (hereinafter collectively, the “New Funds”), attached hereto as Exhibit A; and
  A copy of the resolutions approved at the meeting of the Board of Trustees held on August 23, 2012, during which a majority of the Trustees who are not “interested persons” of the Trust as defined by Section 2(a)(19) of the 1940 Act approved the addition of the New Funds to the Trust’s Fidelity Bond, attached as Exhibit B.

Please be advised that the premium in the amount of $3,320 was paid for the period July 1, 2012 to July 1, 2013.

Please do not hesitate to contact the undersigned at (212) 644-1800 with any comments or questions you might have.

Sincerely,

/s/ Steven M. Mullooly

Steven M. Mullooly

Cullen Capital Management, LLC

cc:	Jeffrey T. Battaglia, Cullen Capital Management, LLC Andrew Shaw, Esq., Sidley Austin, LLP

Exhibit A

-

NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA

RIDER No. 3

     To be attached to and form part of Bond No 6214162.

in favor of Cullen Funds Trust

effective as of 08/15/2012.

In consideration of the premium charged for the attached bond, it is hereby agreed that:

1.	From and after the time this rider becomes effective the Insured under the attached bond are:

Cullen Funds Trust
Cullen High Dividend Equity Fund
Cullen International High Dividend Fund
Cullen Small Cap Value Fund
Cullen Value Fund
Cullen Emerging Markets High Dividend Fund

     2. The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

     3. Knowledge possessed or discovery made by the Corporate Risk Management Department, Internal Audit Department, or General Counsel Department, of any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

     4. If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5.	The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

     6. If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

     7. The attached bond shall be subject to all its agreements, limitations and conditions except as herein expressly modified.

     8. This rider shall become effective as 12:01 a.m. on 08/15/2012.

     Signed, Sealed and dated

By:
Authorized Representative

SR 5538

Exhibit B

Cullen Funds Trust

Meeting of the Board of Trustees

August 23, 2012

RESOLVED, that the addition of the Cullen Value Fund (the “Value Fund”) and Cullen Emerging Markets High Dividend Fund (the “Emerging Markets Fund,” and hereinafter collectively with the Value Fund, the “New Funds”) to the Fidelity Bond of Cullen Funds Trust (the “Trust”) be, and hereby is, in the best interests of the Trust and each New Fund; and it is further

RESOLVED, that each New Fund shall be added to the Fidelity Bond; and it is further

RESOLVED, that the appropriate officers of the Trust be, and each of them hereby is, authorized to make any and all payments and to do any and all other acts, in the name of the Trust and on its behalf, as they, or any of them, may determine to be necessary, desirable and proper, on advice of Counsel, in connection with or in furtherance of the foregoing resolutions.